# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PALATIN TECHNOLOGIES INC, CIK 0000911216
CUSIP: 696077601
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4B CEDAR BROOK DRIVE, CRANBURY, New Jersey (NJ), 08512
Date of event which requires filing of this statement: 11/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,307,000; sole dispositive power 0; shared dispositive power 2,307,000; aggregate amount beneficially owned 2,307,000 (9.9% of the class)
  Comment: Includes 2,192,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants (the "Warrants"). As more fully described in Item 4, certain of the Warrants are subject to a 9.99% blocker (the "9.99% Blocker"), and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,307,000; sole dispositive power 0; shared dispositive power 2,307,000; aggregate amount beneficially owned 2,307,000 (9.9% of the class)
  Comment: Includes 2,192,000 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,307,000; sole dispositive power 0; shared dispositive power 2,307,000; aggregate amount beneficially owned 2,307,000 (9.9% of the class)
  Comment: Includes 2,192,000 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: PALATIN TECHNOLOGIES INC
Address of issuer's principal executive offices: 4B Cedar Brook Drive, Cranbury, NJ 08512

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Palatin Technologies, Inc. (the "Issuer") held by (and shares of Common Stock underlying the Warrants held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to shares of Common Stock held by (and shares of Common Stock underlying the Warrants held by) Point72 Associates; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to the shares of Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 12, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

The aggregate percentage of the shares of Common Stock reported to be beneficially owned by each Reporting Person is based on 1,702,675 shares of Common Stock outstanding, which is the sum of: (i) 973,291 shares of Common Stock outstanding as of November 5, 2025, as reported in the Issuer's prospectus filed on Form 424(b)(4) (the "Prospectus") with the Securities and Exchange Commission (the "SEC") on November 12, 2025; (ii) 448,769 shares of Common Stock issued in connection with the underwritten public offering described in the Prospectus; and (iii) 280,615 shares of Common Stock issued pursuant to the exercise of the underwriters' overallotment option as reported in the Issuer's Current Report on Form 8-K filed with the SEC on November 12, 2025, and assumes the exercise of the Warrants subject to the Blocker.

The Warrants reflected on the cover pages are subject to a 9.99% Blocker whereby they are not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Consequently, as of the date of the event which requires the filing of this statement, some of the Warrants referred to herein are not presently exercisable due to the 9.99% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 12, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 12, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 12, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 12, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/13/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/13/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/13/2025)